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This filing is made pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Filer:  eXcelon Corporation
Related Registration Statement No.:  333-63048
Subject Company:  C-bridge Internet Solutions, Inc.

FOR IMMEDIATE RELEASE

Contacts:

             EXCELON:                               C-BRIDGE:
             Lacey Brandt                           Clifford Thompson
             781-674-5000                           617-342-5450
             brandt@exceloncorp.com                 cthompson@c-bridge.com

             EXCELON INVESTOR RELATIONS:            C-BRIDGE INVESTOR RELATIONS:
             Al Palombo                             Chris Harrigan
             503-844-8888                           617-342-5481
             al.palombo@ficomm.com                  charrigan@c-bridge.com

                    EXCELON AND C-BRIDGE CONVENE STOCKHOLDER
                   MEETINGS AND FILE AMENDED PROXY MATERIALS

                     EXCELON ANNUAL MEETING OF STOCKHOLDERS
                  AND C-BRIDGE SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON SEPTEMBER 19, 2001

BURLINGTON, MASS., AND CAMBRIDGE, MASS., AUGUST 17, 2001 - eXcelon Corporation (Nasdaq: EXLN), a leading provider of an XML-based platform for self-service and collaborative applications, and C-Bridge Internet Solutions, Inc. (Nasdaq:
CBIS), the originator of the iSolutions approach to e-Enterprise consulting and services, today announced that they have selected September 19, 2001 as the date on which their stockholders will vote upon the proposed merger between the two companies. On that date, eXcelon will hold its annual meeting of stockholders, and C-bridge will hold a special meeting of stockholders. The record date for both meetings is August 2, 2001.

At the eXcelon annual meeting, eXcelon will ask its stockholders to approve the issuance of shares of eXcelon common stock under the merger agreement between the two companies. eXcelon's stockholders will also vote upon the election of a combined board of directors, consisting of eXcelon's four current directors and four other directors nominated by C-bridge. In addition, eXcelon will submit for approval by its stockholders two proposals to increase the number of shares of eXcelon common stock that may be issued under eXcelon's stock option plan and its stock purchase plan.

At the C-bridge special meeting, C-bridge will ask its stockholders to approve the merger with eXcelon. At the eXcelon annual meeting and the C-bridge special meeting, the


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stockholders of each company will also consider a proposal to grant management the discretionary authority to adjourn the meeting to a date not later than October 19, 2001 in order to solicit additional proxies in favor of the respective merger proposals.

Earlier today, eXcelon filed an amended registration statement on Form S-4 with the Securities and Exchange Commission. The registration statement contains the two companies' definitive joint proxy statement/prospectus, which now reflects the companies' financial results for the six months ended June 30, 2001. The joint proxy statement/prospectus will be mailed on or about Monday, August 20, 2001 to all persons who were stockholders of either company on August 2, 2001. The SEC declared the registration statement effective at 4:00 p.m. today.

eXcelon and C-bridge will broadcast their meetings over the World Wide Web. To access the broadcasts, visit http://www.exceloncorp.com or http://www.c-bridge.com.

ABOUT EXCELON CORPORATION
eXcelon Corporation (Nasdaq: EXLN) is a leading provider of an XML-based platform for building self-service and collaborative applications. eXcelon enables its customers to access and leverage the data and content that reside within their existing systems, regardless of original format, making it possible to share that information across an extended enterprise of customers, partners, suppliers and employees for a collective business advantage. By deploying information-rich collaborative and self-service applications, enterprises empower their partners and customers to leverage data and content previously unavailable without direct, and often complex, human interaction. These applications help businesses improve customer service, reduce costs, bring new products to market faster, increase efficiency and strengthen external relationships. Based in Burlington, Massachusetts and founded in 1988, eXcelon sells and supports its products through branch offices across the U.S. and through international subsidiaries in the United Kingdom, Germany, The Netherlands, Japan and Australia, as well as a worldwide network of distributors, value-added resellers, systems integrators and other indirect sales partners.

ABOUT C-BRIDGE INTERNET SOLUTIONS, INC.
C-bridge Internet Solutions, Inc. (Nasdaq: CBIS) is the originator of the iSolutions approach to e-Enterprise consulting and services and a provider of industry-focused e-Enterprise solutions and consulting services to Global 2000 and emerging industry leaders. C-bridge provides strategic counsel to enterprises striving to effectively manage their value chains. C-bridge iSolutions are designed and assembled to provide organizations with reliable, standards-based business and technology architecture. iSolutions integrate the e-Enterprise and value chains to help businesses retain customers, expand market share and improve efficiencies. Based in Boston, Massachusetts and formed in 1996, C-bridge sells and supports its solutions through offices across the U.S. and through wholly owned subsidiaries in Europe and Asia.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
Statements in this press release that do not relate to historical facts, including statements


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about the proposed merger between eXcelon and C-bridge, are forward-looking statements. These statements are not guarantees of future performance, are subject to substantial risks and uncertainties, and involve assumptions that could cause future results to differ materially from those expressed in any forward-looking statement. eXcelon and C-bridge disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise. Factors that could cause actual results to differ materially from these forward-looking statements include contractual conditions to the obligations of the parties to complete the merger, uncertainty regarding the outcome of the stockholder votes, delays in obtaining stockholder votes and intervention by third parties. Other factors that could cause our actual results to differ materially from these forward-looking statements are contained in "Risk Factors" in eXcelon's amended registration statement on Form S-4 (No. 333-63048) filed with the SEC on August 17, 2001. You can access this document at http://www.sec.gov.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS DESCRIBED ABOVE CAREFULLY, BECAUSE IT CONTAINS IMPORTANT INFORMATION. eXcelon has filed with the SEC an amended registration statement on Form S-4 (No. 333-63048) that includes the proxy statement/prospectus. As indicated above, eXcelon and C-bridge expect to mail the proxy statement/prospectus to their respective stockholders on or about August 20, 2001. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by eXcelon and C-bridge at the SEC's Web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge after August 20, 2001.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of C-bridge with respect to the transactions contemplated by the merger agreement. Information regarding these officers and directors is included in the proxy statement/prospectus.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding these officers and directors is included in the proxy statement/prospectus.

NOTE: Object Design and ObjectStore are registered trademarks of eXcelon Corporation. eXcelon, EXLN, Xpress, eXcelon Portal Server, eXcelon Integration Server, eXcelon eSolutions, Stylus, Cache-Forward, and Javlin are trademarks of eXcelon Corporation. All other trademarks are the property of their respective owners.